

05044394

SECUR[...]MISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

revised

FACING PAGE

SEC FILE NUMBER
8- 13578

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2004 (MM/DD/YY) AND ENDING May 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Security Church Finance, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14615 Benfer Road
(No. and Street)

Houston (City) Texas (State) 77069 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Todd (281) 893-1390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chambers & Associates
(Name – *if individual, state last, first, middle name*)

1830 S. Kirkwood, Suite 103, Houston, Texas 77077
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Todd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Church Finance, Inc., as of May 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



PEGGY E. YOUNG
NOTARY PUBLIC
STATE OF TEXAS
My Commission Expires
MARCH 16, 2009

Signature 10-5-05

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITY CHURCH FINANCE, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

With

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

SECURITY CHURCH FINANCE, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

With

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TABLE OF CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS

A PROFESSIONAL CORPORATION

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Security Church Finance, Inc.
Houston, Texas

We have audited the balance sheets of Security Church Finance, Inc. as of May 31, 2005 and 2004 and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Church Finance, Inc. as of May 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chambers & Associates

July 7, 2005

Certified Public Accountants

SECURITY CHURCH FINANCE, INC.
BALANCE SHEETS
MAY 31, 2005 AND 2004

	2005	2004
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 168,229	$ 203,551
Accounts receivable (allowance for doubtful accounts not considered necessary)	41,990	129,782
Advances to officers	14,769	-
Advances to agents	90,855	56,912
Prepaid expenses	1,872	2,851
Federal income taxes receivable	4,186	4,612
Deferred federal income taxes	31,544	-
TOTAL CURRENT ASSETS	353,445	397,708
PROPERTY AND EQUIPMENT		
Office furniture, fixtures and equipment	165,505	150,223
Less accumulated depreciation	(138,229)	(130,312)
TOTAL PROPERTY AND EQUIPMENT	27,276	19,911
OTHER ASSETS:		
Cash surrender value of officers' life insurance	167,644	158,125
Marketable securities	2,890	2,428
Other assets	2,711	2,711
TOTAL OTHER ASSETS	173,245	163,264
TOTAL ASSETS	$ 553,966	$ 580,883

See accompanying Auditors' Report and
Notes to Financial Statements

	2005	2004
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Trade accounts payable	$ 4,422	$ 2,524
Accrued expenses and other liabilities	187,697	141,674
TOTAL CURRENT LIABILITIES	192,119	144,198
DEFERRED FEDERAL INCOME TAXES PAYABLE	-	9,154
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	-	-
TOTAL LIABILITIES	192,119	153,352
STOCKHOLDERS' EQUITY:		
Preferred stock series A, 10% cumulative, $50 par and liquidation value, 2,000 shares authorized, isssued and outstanding	$ 100,000	$ 100,000
Common Stock, $50 par value, 1,000 shares authorized, 400 shares outstanding	20,000	20,000
Paid-in capital	2,500	2,500
Retained earnings	290,142	356,170
Accumulated other comprehensive income(loss)	(795)	(1,139)
	411,847	477,531
Less: treasury stock, 240 shares, at cost	50,000	50,000
TOTAL STOCKHOLDERS' EQUITY	361,847	427,531
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 553,966	$ 580,883

SECURITY CHURCH FINANCE, INC.
INCOME STATMENTS
FOR THE YEARS ENDED MAY 31, 2005 AND 2004

	2005	2004
REVENUES:		
Program fees	$ 739,206	$ 1,134,494
Brokerage commissions	952,915	781,325
Fiscal agent and service fees	177,335	185,711
	1,869,456	2,101,530
EXPENSES:		
Commisssions	842,677	986,980
Salaries and benefits	787,929	770,283
Advertising, postage and printing	66,059	93,856
Rent, telephone, utilities, maint. and supplies	106,872	92,511
General insurance, taxes and licenses	50,055	47,704
Travel and entertainment	32,565	28,541
Professional fees, dues and subscriptions	41,201	6,303
Depreciation	9,311	9,967
Other	3,122	13,158
	1,939,791	2,049,303
OPERATING INCOME	(70,335)	52,227
OTHER INCOME (EXPENSE):		
Interest and other income	5,917	4,884
	5,917	4,884
INCOME (LOSS) BEFORE FEDERAL INCOME TAX	(64,418)	57,111
FEDERAL INCOME TAX EXPENSE (BENEFIT):		
Current	4,426	5,388
Deferred	(40,814)	12,970
	(36,388)	18,358
NET INCOME (LOSS)	$ (28,030)	$ 38,753
OTHER COMPREHENSIVE INCOME NET OF TAX:		
Unrealized gain (loss) on marketable securities	344	484
COMPREHENSIVE INCOME (LOSS)	$ (27,686)	$ 39,237

See accompanying Auditors' Report and
Notes to Financial Statements

SECURITY CHURCH FINANCE
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED MAY 31, 2005 AND 2004

	2005		2004	
Preferred stock:				
Balance at beginning of year	$ 100,000		$ 100,000	
Balance at end of year	$ 100,000		$ 100,000	
Common stock:				
Balance at beginning of year	$ 20,000		$ 20,000	
Balance at end of year	$ 20,000		$ 20,000	
Paid-in capital:				
Balance at beginning of year	$ 2,500		$ 2,500	
Balance at end of year	$ 2,500		$ 2,500	
Retained earnings:				
Balance at beginning of year	$ 356,170		$ 343,416	
Dividends paid on common and preferred stock	(38,000)		(26,000)	
Net income (loss)	(28,030)	$ (28,030)	38,753	$ 38,753
Balance at end of year	$ 290,140		$ 356,170	
Accumulated other comprehensive income:				
Balance at beginning of year, all unrealized gain (loss) on marketable equity securities	$ (1,139)		$ (1,623)	
Unrealized holding gain (loss) during the period	344	344	484	484
Comprehensive income (loss)		$ (27,686)		$ 39,237
Balance at end of year, all unrealized gain (loss) on marketable equity securities	$ (795)		$ (1,139)	
Treasury stock:				
Balance at beginning of year	$ 50,000		$ 50,000	
Balance at end of year	$ 50,000		$ 50,000	

See accompanying Auditors' Report and
Notes to Financial Statements

SECURITY CHURCH FINANCE
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MAY 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (28,030)	$ 38,753
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	9,311	9,967
Deferred income taxes	(40,814)	12,970
Loss on disposition of fixed assets	2,093	-
Increase in cash value of life insurance	(9,519)	(9,535)
Changes in assets and liabilities:		
Accounts receivable	87,792	(6,755)
Advances to officers	(14,769)	-
Advances to agents	(33,943)	5,582
Prepaid expenses	979	938
Federal income tax receivable	426	30,391
Trade accounts payable	1,898	(7,554)
Accrued expenses and other liabilities	46,023	11,329
Total adjustments	49,477	47,333
Net cash provided (used) by operating activities	21,447	86,086
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets	(18,769)	-
Net cash provided (used) by investing activities	(18,769)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid	(38,000)	(26,000)
Net cash provided (used) by financing activities	(38,000)	(26,000)
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	(35,322)	60,086
CASH AND EQUIVALENTS, BEGINNING OF YEAR	203,551	143,465
CASH AND EQUIVALENTS, END OF YEAR	$ 168,229	$ 203,551

See accompanying Auditor's Report and
Notes to Financial Statements

SECURITY CHURCH FINANCE, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2005 AND 2004

A. Summary of Significant Accounting Policies

The Company was organized in 1962 to serve churches throughout the United States as a licensed broker/dealer and as an agent in the preparation of mortgage bond issues.

Revenue Recognition

Program fees for providing professional and technical services in preparing bond issues are recognized when the prospectus is complete and the program is underway. Typically, a church makes a down payment at the start of a program, which is recognized as revenue when received. The remaining fees are generally collected from bond proceeds held in a third party escrow account when all escrow requirements are met.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided over an estimated useful life of five years using the straight-line method.

Marketable Securities

The Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," during the year ended May 31, 1995. Marketable securities are carried at their aggregate market value with unrealized gain or loss reflected as a separate component of stockholders' equity.

Federal Income Taxes

The reported amount of federal income taxes differs from the amount computed by applying the U.S. Federal income tax rates because of certain nondeductible expenses, primarily life insurance premiums.

Deferred federal income taxes are due to temporary differences between financial and taxable income resulting primarily from the use of the cash basis of accounting and accelerated depreciation methods for tax reporting.

A. Summary of Significant Accounting Policies (continued)

Federal Income Taxes (continued)

Provisions for income taxes are based on amounts reported in the statements of income and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed on the liability method as prescribed in SFAS No. 109, "Accounting for Income Taxes."

Statements of Cash Flows

The Company considers all highly liquid investments with an original maturity of three months or less to be a cash equivalent.

Federal income tax deposits totaling $4,000 were made in the year ending May 31, 2005. No federal income tax deposits were made in the year ending May 31, 2004.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

B. Stockholders' Equity

Preferred shareholders are entitled to receive preferential and cumulative quarterly dividends at an annual rate of $5.00 per share. Redemption of preferred stock is at the option of the Company at a price of $50.00 per share. Upon voluntary or involuntary liquidation of the Company, the preferred shares have a liquidation preference of $50.00 per share.

C. Related Party Transactions

The Company leases its administrative offices from an entity owned by the shareholders of the Company. The Company also leases automobiles from an entity owned by the shareholders of the Company. The operating leases are cancelable contracts on a month-to-month basis. Lease expense incurred with these related parties totaled \$52,812 and \$51,077 for the years ended May 31, 2005 and 2004, respectively.

Twenty-five percent of the outstanding preferred stock of the Company is owned by a trust company that shares some common ownership and management with that of the Company. The Company operates primarily out of offices shared with the trust company. Shared expenses include management and occupancy costs. The Company received \$103,136 and \$145,587 from the trust company for reimbursement of overhead and expenses during the years ended May 31, 2005 and 2004, respectively.

D. Employee Benefits

The Company has adopted a simple IRA plan, which covers substantially all employees of the Company. Total expense recognized under the plan during the years ended May 31, 2005 and 2004 was \$19,829 and \$23,194, respectively.

Employees of the Company also participate in a noncontributory profit sharing plan covering substantially all employees. The Company made no contributions to the plan during the years presented.

E. Cash and cash equivalents

Cash and cash equivalents include \$149,404 invested in a mutual fund that invests primarily in U.S. government securities. This mutual fund is not covered by FDIC insurance. Other cash balances as of May 31, 2005 does not exceed the FDIC insurance coverage.

F. Federal income tax

At May 31, 2005, deferred tax liabilities recognized for taxable temporary differences total $5,785. Deferred tax assets recognized for deductible temporary differences total $37,604.

G. Regulatory requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2005 the Company was in compliance with both requirements.

SECURITY CHURCH FINANCE, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Schedule 1
May 31, 2005

NET CAPITAL

Total Stockholders' equity	$	361,847
Deductions		
A. Non-allowable assets		
Accounts receivable		(118,124)
Furniture and equipment, net		(27,276)
Other assets		(40,315)
B. Haircuts on securities		(3,422)
Net Capital	$	172,710

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA of Form X-17A-5 as of May 31, 2005)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	252,992
Net audit adjustments related primarily to establishing a reserve for the refund of deposits made by prospective bond issuers		(80,282)
Net capital calculated above	$	172,710


CHAMBERS
& ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

A PROFESSIONAL CORPORATION


SEC MAIL PROCESSING
RECEIVED
OCT 0 6 2005
WASH, DC
185
SECTION

To the Board of Directors
Security Church Finance, Inc.
Houston, Texas

We have audited the financial statements of Security Church Finance, Inc. for the years ended May 31, 2005 and 2004 in accordance with generally accepted auditing standards, and have issued our report thereon dated July 7, 2005. We also have audited the Computations of Aggregate Indebtedness and Net Capital, and the Statement of Changes in Liabilities subordinated to Claims of General Creditors for the year ended May 31, 2005 included in the Focus Report. As of May 31, 2005, Security Church Finance, Inc. was operating in accordance with the (K) (2) (i) exemption of SEC Rule 15c3-3, and was exempt from the Reserve Requirements pursuant to Rule 15c3-3. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these schedules based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Computation of Aggregate Indebtedness and Net Capital, and the Statement of Changes in Liabilities Subordinated to Claims of General Creditors are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall schedule presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the schedules referred to above present fairly, in all material respects, the computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) of the Securities and Exchange Commission, and the Statement of Changes in Liabilities Subordinated to claims of General Creditors for the year ended May 31, 2005.

Chambers & Associates

Certified Public Accountants

July 7, 2005

1830 S. Kirkwood Suite 103 Houston, Texas 77077 832-327-0910


CHAMBERS
& ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

A PROFESSIONAL CORPORATION

To the Board of Directors
Security Church Finance, Inc.
Houston, Texas

We have audited the financial statements of Security Church Finance, Inc. for the years ended May 31, 2005 and 2004, and have issued our report thereon dated July 7, 2005. As a part of our audit, we assessed the Company's internal control structure to the extent we considered necessary to plan our audit and design audit tests as required by generally accepted auditing standards. The purpose of our assessment was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the internal control structure taken as a whole.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Security Church Finance, Inc. that we considered relevant to the objectives stated in rule 17a-5 (g) (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11). As of May 31, 2005, Security Church Finance, Inc. was operating under the (K) (2) (i) exemption of SEC Rule 15c3-3. Our assessment indicated that the conditions of the exemption were being complied with as of May 31, 2005, and no facts came to our attention, which indicated that the exemption had not been complied with during the year ended May 31, 2005.

The management of Security Church Finance, Inc. is responsible for establishing and maintaining an internal control structure. The objectives of the internal control structure are to provide reasonable, but not absolute, assurance that financial data are recorded, processed, summarized, and reported consistent with the assertions embodied in the financial statements.

Because of the inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that policies or procedures may become inadequate because of changes in conditions.

Our assessment made for the limited purposes described would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the internal control structure of Security Church Finance, Inc. taken as a whole. However, our assessment disclosed no condition that we believe to be a material weakness.

1830 S. Kirkwood Suite 103 Houston, Texas 77077 832-327-0910

To the Board of Directors
Security Church Finance, Inc.
Page 2

This report is intended for the use of the Board of Directors, management, others within the organization, and the Securities and Exchange Commission.



Certified Public Accountants

July 7, 2005